EXHIBIT 99.1

News Release

Rosetta Genomics Receives NASDAQ Extensions

REHOVOT, ISRAEL and PHILADELPHIA, PA—(February 8, 2011) - Rosetta Genomics, Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced that, on February 7, 2011, the Company received notice that the Listing Qualifications Staff (“Staff”) of The NASDAQ Stock Market has granted the Company’s request for an extension to regain compliance with the $2,500,000 stockholders’ equity requirement for continued listing on The NASDAQ Capital Market, as set forth in NASDAQ Listing Rule 5550(b). Under the terms of the extension, the Company must achieve certain milestones toward regaining compliance by February 28, and April 29, 2011, respectively, and ultimately demonstrate its full compliance with the minimum stockholders’ equity requirement upon the filing of the periodic report including the Company’s results for the quarter ending June 30, 2011, with the Securities and Exchange Commission.

By separate letter dated February 7, 2011, the Staff also notified the Company that the bid price of the Company’s common stock had closed below the minimum $1.00 per share threshold set forth in NASDAQ Listing Rule 5550(a)(2) for the prior 30 consecutive business days and, in accordance with the Listing Rules, the Staff had granted the Company a 180-calendar day period, through August 8, 2011, to regain compliance with that requirement. The Company may achieve compliance with the bid price requirement by evidencing a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days on or before August 8, 2011. In addition, should the Company satisfy the criteria for initial listing on The NASDAQ Capital Market (except for the $1.00 bid price and $15 million market value of publicly held shares requirements for continued listing) as of August 8, 2011, the Company will be entitled to a second 180-calendar day period, through February 6, 2012, to regain compliance with the minimum bid price requirement.

The Company is diligently working to regain and sustain compliance with all applicable requirements for continued listing on The NASDAQ Capital Market; however, there can be no assurance that the Company will be able to do so within the time periods afforded by the Staff. If the Company does not timely evidence compliance with the stockholders’ equity requirement as required by the Staff’s extension letter dated February 7, 2011, the Staff will provide written notification that the Company’s securities are subject to delisting. At that time, the Company may appeal the Staff's determination to a NASDAQ Listing Qualifications Panel (the “Panel”), which would stay any delisting action until the Panel renders its determination following a hearing. Likewise, if the Company does not regain compliance with the minimum bid price requirement during the 180-day compliance period ending August 8, 2011, and is not eligible for a second 180-day compliance period, the Staff will provide the Company with written notice that the Company’s common stock is subject to delisting. Again, in such event, the Company may appeal the Staff’s determination to a Panel, which would stay any delisting action until the Panel renders a determination following a hearing.

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the Company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools.  The Company’s microRNA-based tests miRview® squamous, miRview® mets, miRview® mets2 and miRview® meso are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to Rosetta’s ability to regain and sustain compliance with all applicable requirements for continued listing on The NASDAQ Capital Market, the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; the risk of product liability claims; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ken Berlin	Anne Marie Fields
(215) 382-9000, ext. 326	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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